UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Report of Foreign Private Issuer on Form 6-K contains information regarding the appointment of Claus Bo Svendsen, M.D., Ph.D. as Chief Executive Officer of Forward Pharma A/S (the “Company”) effective March 1, 2017 and the Company’s plans to  reorganize to reduce personnel and operating expenses by mid-year 2017.

Item 1. Appointment of Officer	3

Signatures	4

Item 1.  Appointment of Officer

On March 1, 2017, the Company issued a press release announcing that its Board of Directors has appointed Claus Bo Svendsen, M.D., Ph.D. as Chief Executive Officer of the Company effective March 1, 2017.  The Company also announced plans to wind up its remaining research and development efforts and pursue an organizational realignment to reduce personnel and operating expenses by mid-year 2017.  The Company’s press release is furnished as Exhibit 99.1 hereto.

Exhibits

99.1                        Press Release dated March 1, 2017.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: March 1, 2017	By:	/s/ Joel Sendek
Joel Sendek
Chief Financial Officer